

June 13, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Daniel V. Ginnetti
Chief Financial Officer
Stericycle Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

      Re: **Stericycle Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed March 15, 2016
                Form 8-K filed on February 4, 2016
                File No. 0-21229

Dear Mr. Ginnetti:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the period ended December 31, 2015</u>

<u>Note 2- Summary of Significant Accounting Policies, page 50</u>
<u>Goodwill and Other Identifiable Intangible Assets, page 51</u>

1. On page 51, you indicate that you have three reporting units which are Domestic Regulated and Compliance Services, Domestic Regulated Recall and Returns Management Services and International Regulated and Compliance Services. We also note that on page 76 you indicate you have determined you have two operating segments and reportable segments, which are the Domestic Regulated and Compliance Services segment and International Regulated and Compliance Services segment. We further note that in your report on the assessment of the effectiveness of your internal controls on page 40 that you did not properly design and implement appropriate process level internal controls at the Environmental Solutions component of the Domestic Regulated and Compliance Services segment. In that same report you also indicate that the

Environmental Solutions component primarily consists of the PSC Environmental Services LLC component. Based on your disclosures, it is not apparent how the company is currently organized, what the different components within each operating segment are and how they impacted your reporting unit determination. Furthermore, please explain how your Environmental Solutions component also has an individual component of its own in the form of the PSC Environmental Services LLC component. In order to help us understand the Company's current reporting unit and segment reporting determination, please expand your disclosures and tell us the following:

- What the different components are within each of your operating segments; and
- The reporting unit level at which you test goodwill for impairment purposes. In that regard please indicate for each reporting unit whether it represents an operating segment, a component or an aggregation of multiple components and the basis for your conclusions.

Note 3- Acquisitions, page 56

2. We note that the purchase price allocation related to your Shred It acquisition is considered preliminary. On page 57 you state that the purchase prices of all acquisitions during the fiscal year 2015 are preliminary pending the completion of "certain intangible asset valuations and completion accounts." It is not clear from your disclosure what the specific intangible asset accounts are that remain preliminary and what the completion accounts relate to. Given the materiality of the Shred It acquisition to your financial statements, please expand your disclosures to provide summarized disclosures that discuss the potential impact of changes in the preliminary purchase price allocations to the acquired assets and liabilities assumed from this acquisition. Your disclosures should include the reasons the accounting is incomplete and a discussion of the information precluding the accounting from being complete on an item by item basis. Furthermore, please disclose the nature of any assets or liabilities that may ultimately be recorded as part of the purchase price allocation that you are aware of and are currently evaluating but waiting on additional information to the extent applicable. Please refer to ASC 805-20-50-4A for guidance.

Note 16 – Products and Services and Geographic Information, page 76

3. We note your disclosure that you are in the process of determining the integration of the Shred-it business within the Company. Given the significance of your acquisition of Shred-it on October 1, 2015, please tell us whether you currently anticipate that your organizational structure may change such that it may impact the number of operating segments and reporting units and when such an evaluation is reasonably expected to be finalized.

Note 17 – Restructuring Charges, page 77

4. We note that you recognized $19.1 million related to restructuring actions implemented during the fiscal year ended December 31, 2015. Please expand your disclosures for your fiscal year 2015 restructuring actions and any future material restructuring actions to provide a description of the exit or disposal activity, including the facts and circumstances leading to the expected activity, expected completion date and for each major type of cost associated with an activity the total amount expected to be incurred as required by ASC 420-10-50-1.a and ASC 420-10-50-1.b.1. Please also expand your disclosures here or within MD&A to quantify the impact the restructuring activities had on your operating income (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with management's expectations when the restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Note 19 – Legal Proceedings, page 78Note 2 – Summary of Significant Accounting Policies, page 40

5. We note your disclosure related to your Junk Fax lawsuit matter whereby on May 20, 2015 you entered into a settlement agreement for $45 million to resolve all claims made against you related to this matter. We further note your disclosure that management could not determine a potential range of loss for this matter through the first quarter of fiscal year 2015. Please tell us the time table surrounding your settlement discussions, including how and when these discussions began. Specifically address why you were unable to estimate the amount or range of reasonably possible loss for purposes of disclosure in your first quarter of fiscal year 2015 Form 10-Q considering you entered into a settlement agreement on May 20, 2015, shortly after filing your Form 10-Q.

Form 8-K filed on February 4, 2016

6. Please expand your disclosures to address the reasons why you believe the presentation of each of your non-GAAP measures provide useful information to investors regarding your results of operations. In doing so, please explain why the various adjustments, individually or in the aggregate, are consistent with the non-GAAP measure's intended purpose. For example, please explain the nature of the Regulated Returns and Recall Management Services revenues you eliminate from your non-GAAP measure "Total revenues, as adjusted" and why such adjustment is consistent with your intended purpose of this measure. Please also explain why you add back the mandatory convertible preferred stock dividend and use the "if converted" method in determining your diluted weighted average number of shares in your determination of your non-GAAP EPS.

7. We note that your reconciliation of your GAAP EPS to your non-GAAP EPS (adjusted) includes the after-tax impact of the items identified without a clear explanation for how the tax effect is calculated which is inconsistent with the updated Compliance and

Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

8. It does not appear that your GAAP measures presented within your Condensed Consolidated Statements of Income on page 6 are presented with equal or greater prominence than your non-GAAP measures. It also appears that your Condensed Consolidated Statements of Income presentation is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Ronne at (202) 551-6156, or in his absence, Craig Slivka, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction